UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended November 30, 2010

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Financial Statements
(Unaudited)
(A Development Stage Company)
Three and Nine Months Ended September 30, 2010 and 2009

Index

Balance Sheets
Statements of Operations, Comprehensive Income and Deficit
Statements of Cash Flows
Statements of Shareholders’ Equity
Notes to Financial Statements

The Company’s auditors have not reviewed these financial statements for the period ended September 30, 2010.

CANADIAN ZINC CORPORATION
(a development stage company)
Balance Sheets
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

(in thousands of Canadian dollars)	September 30,	December 31,
	2010	2009
	(unaudited)	(audited)
ASSETS
Current
Cash and cash equivalents (Note 4)	$4,165	$5,197
Short-term investments (Note 5)	1,128	2,246
Marketable securities (Note 6)	31,552	15,382
Other receivables and prepaid expenses	324	52

Total Current Assets	37,169	22,877
Other long-term assets (Note 7)	525	525
Restricted cash (Note 8)	609	214
Resource interests (Note 9)	5,053	5,053
Plant and equipment (Note 11)	427	483

Total Assets	$43,783	$29,152

LIABILITIES
Current
Accounts payable	$557	$189
Accrued liabilities	107	212

Total Current Liabilities	664	401

Asset retirement obligation (Note 12)	1,298	1,238

Total Liabilities	1,962	1,639
Commitments (Notes 9 and18)

SHAREHOLDERS' EQUITY

Share capital (Note 13)	67,918	65,583
Broker Warrants (Note 14b)	114	-
Contributed surplus (Note 14c)	9,621	8,668
Accumulated other comprehensive income	-	-
Deficit	(35,832)	(46,738)

Total Shareholders’ Equity	41,821	27,513

Total Liabilities and Shareholders’ Equity	$43,783	$29,152

Approved by the Board of Directors:

“John F. Kearney”	“Brian A. Atkins, CA”
Director	Director

See accompanying notes to the financial statements.

CANADIAN ZINC CORPORATION
(a development stage company)
Statements of Operations, Comprehensive Income and Deficit
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

(in thousands of Canadian dollars except share and per share amounts)	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Income Investment Income	$12	$16	$36	$228

Mineral exploration and development costs (Note 10)	2,542	1,186	3,453	2,165
Expenses
Depreciation	6	6	17	17
Listing and regulatory fees	9	22	45	60
Management and directors fees	140	139	457	419
Office and general	83	78	274	248
Professional fees	29	76	93	196
Project evaluation	4	26	46	96
Shareholder and investor communications	53	42	185	114
Stock based compensation	207	72	1,016	217
	531	461	2,133	1,367
Other income (expenses)
Foreign exchange (loss)	(28)	(189)	(17)	(230)
Derivative instrument gain	-	855	-	700
American Eagle Option	-	(1,360)	-	(1,360)
Gain (loss) on securities (Note 6)	11,417	(91)	16,473	759
	11,389	(785)	16,456	(131)

Net income (loss) for the period	8,328	(2,416)	10,906	(3,435)

Other comprehensive income	-	5	-	5

Comprehensive income (loss) for the period	$8,328	$(2,411)	$10,906	$(3,430)

Deficit, beginning of period	$(44,160)	$(47,146)	$(46,738)	$(46,127)

Net income (loss)	8,328	(2,416)	10,906	(3,435)

Deficit, end of period	$(35,832)	$(49,562)	$(35,832)	$(49,562)

Income (Loss) per share - basic	$0.07	$(0.02)	$0.09	$(0.03)
Weighted average number of common shares outstanding – basic	125,448,253	118,900,563	121,130,004	118,920,951

Income (Loss) per share - diluted	$0.07	$(0.02)	$0.09	$(0.03)
Weighted average number of common shares outstanding –diluted	126,823,255	118,900,563	122,440,229	118,920,951

See accompanying notes to the financial statements.

CANADIAN ZINC CORPORATION
(a development stage company)
Statements of Cash Flows
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

(in thousands of Canadian dollars)	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Operating Activities
Net income (loss) for the period	$8,328	$(2,416)	$10,906	$(3,435)
Reclamation expenditures	-	-	-	(93)
Adjustment for items not involving cash:
- Accretion and depreciation	62	70	175	206
- Derivative instrument gain	-	(855)	-	(700)
- (Gain)/loss on marketable securities (Note 6)	(11,418)	91	(16,473)	(759)
- Unrealized foreign exchange	28	112	17	112
- American Eagle write down	-	1,360	-	1,360
- Stock-based compensation	207	72	1,016	217
Change in non-cash working capital items:
- Other receivables and prepaid expenses	(201)	(15)	(271)	18
- Accounts payable and accrued liabilities	386	261	263	25
	(2,608)	(1,320)	(4,367)	(3,049)

Financing Activities
Capital stock issued net issuance fees	(37)	-	2,244	-
Capital stock repurchased	-	-	-	(12)
Exercise of stock options	142	-	142	-
	105	-	2,386	(12)

Investing Activities
Short-term investments	(2)	1,147	1,118	6,832
Marketable securities (Note 6)	149	38	302	2,401
Investment in Vatukoula Gold Mines Plc	-	24	-	(6,749)
American Eagle Option	-	-	-	(1,811)
Restricted cash	(395)	-	(395)	-
Plant and equipment	(53)	(10)	(59)	(14)
	94	1,199	1,361	659

Impact of exchange rate changes on cash and cash equivalents	(28)	(112)	(17)	(112)

Decrease in cash and cash equivalents	(2,832)	(233)	(1,032)	(2,514)

Cash and cash equivalents, beginning of period	6,997	6,944	5,197	9,225

Cash and cash equivalents, end of period	$4,165	$6,711	$4,165	$6,711
Interest paid	$-	$-	$-	$-
Income taxes paid	-	-	-	-

Non-cash financing activities:
Broker warrants recorded as share issue costs	$114	$-	$114	$-

See accompanying notes to the financial statements.

CANADIAN ZINC CORPORATION
(a development stage company)
Statements of Shareholders’ Equity
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

	Common shares		Broker	Contributed
(in thousands of Canadian dollars except for share amounts)	Shares	Amount	Warrants	Surplus	Deficit	Total
Balance, December 31, 2008	118,969,063	$65,621	$-	$8,354	$(46,127)	$27,848
Shares cancelled under normal course issuer bid	(68,500)	(38)	-	26	-	(12)
Stock-based compensation	-	-	-	217	-	217
Net loss for the period	-	-	-	-	(3,430)	(3,430)
Balance, September 30, 2009	118,900,563	$65,583	$-	$8,597	$(49,557)	$24,623
Stock-based compensation	-	-	-	71	-	71
Net income for the period	-	-	-	-	2,819	2,819
Balance, December 31, 2009	118,900,563	$65,583	$-	$8,668	$(46,738)	$27,513
Stock-based compensation	-	-	-	1,016	-	1,016
Capital stock issued, net issuance costs	6,250,000	2,244	-	-	-	2,244
Broker warrants issued	-	(114)	114	-	-	-
Shares issued upon exercise of options	616,250	205	-	(63)	-	142
Net income for the period	-	-	-	-	10,906	10,906
Balance, September 30, 2010	125,766,813	$67,918	$114	$9,621	$(35,832)	$41,821

See accompanying notes to the financial statements.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

1.           Basis of Presentation

These unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and follow the same accounting policies and methods of application as the most recent audited financial statements of the Company for the year ended December 31, 2009, except as noted below (see Note 3).  These interim financial statements do not include all the information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the Company's audited financial statements and the notes thereto for the year ended December 31, 2009.  In management's opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.

2.           Nature of Operations and Going Concern

The Company is primarily engaged in the exploration, development and re-permitting of its Prairie Creek property.  The Company is considered to be in the exploration and development stage given that its Prairie Creek property is not yet in production and, to date, has not earned any significant revenues.  The recoverability of amounts shown for resource interests is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production (see Note 9).

The Company also holds approximately 15.4% of the issued shares of Vatukoula Gold Mines Plc which operates the Vatukoula Gold Mine in Fiji and approximately 11% of the issued shares of Zazu Metals Corporation which has an interest in the Lik zinc-lead-silver deposit located in northwest Alaska (see Note 6).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.  Management has carried out an assessment of the going concern assumption and has concluded that the Company has sufficient cash and cash equivalents, short-term investments and marketable securities (as well as no debt obligations outside of normal course accounts payable and accrued liabilities) to continue operating at current levels for the ensuing twelve months.  Accordingly, these financial statements do not reflect the adjustments to the carrying value of assets and liabilities, or the impact on the statement of operations and balance sheet classifications, that would be necessary were the going concern assumption not appropriate.

However, at such time that the Company receives its operating permits for the Prairie Creek Mine (which is not a certain event), it will require significant additional financing to place the mine into operation.  There is no guarantee that the Company will be able to obtain such financing to complete the development of the Prairie Creek Mine.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

3.           Accounting Changes

On January 1, 2010, the Company adopted the recommendations included in Sections 1582, “Business Combinations,” 1601, “Consolidations” and 1602, “Non-controlling Interests” of the CICA Handbook.  These Sections replace Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements.”  Section 1582 applies to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section).  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  A bargain purchase will result in the recognition of a gain.  Acquisition costs will be expensed.  Any non-
controlling interest will be recognized as a separate component of shareholders’ equity and net income will be allocated between the controlling and non-controlling interests.  These new standards apply to fiscal years beginning on or after January 1, 2011 with early adoption permitted from the beginning of a fiscal year.  The Company elected to adopt these new Sections with effect from January 1, 2010 to align its accounting policies with International Financial Reporting Standards (“IFRS”) in effect at that date.  The Company does not believe that these new Sections will have a material impact on its financial statements unless and until such time as the Company enters into a business combination.

New Canadian Accounting Standards

In February 2008, the CICA Accounting Standards Board confirmed that the use of International Financial Reporting Standards will be required in 2011 for public companies in Canada (i.e., IFRS will replace Canadian GAAP for public companies).  The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is continuing to assess the impact of the implementation of IFRS.

4.           Cash and Cash equivalents

Cash and cash equivalents consist of cash and liquid investments which are readily convertible into cash with maturities of three months or less when purchased.  The Company’s cash and cash equivalents at September 30, 2010 consisted of cash of $4.142 million and cash equivalents of $23,000 (December 31, 2009 – cash of $5.174 million and cash equivalents of $23,000).

5.           Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year when purchased.  As at September 30, 2010, short-term investments were valued at $1.128 million, earning investment income at a rate of 0.8% (December 31, 2009 - $2.246 million, earning income at a rate of 0.5%).  The Company has designated its short-term investments as held for trading assets.  Investment income and changes in market value on short-term investments are recorded in investment income in the Statement of Operations.  The market value of these assets is based upon quoted market values and the recorded amounts at September 30, 2010 equal the fair value for these investments.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

6.           Marketable Securities

The Company holds a portfolio of marketable securities which have been designated as held for trading assets.  Changes in fair value, based on quoted market values and exchange rates, of the marketable securities are recorded in the Statement of Operations.  The timing and proceeds from the eventual sale of these shares are dependent, to a large extent, on market forces that are not within the control of the Company.  Therefore, there is a significant amount of uncertainty as to the actual amount of cash the Company would eventually receive upon the sale of these shares.

	September 30, 2010			December 31, 2009
Held for Trading	# of Shares	Original Cost $	Fair Value $	# of Shares	Original Cost $	Fair Value $
Vatukoula Gold Mines Plc	628,669,022	10,142	30,753	628,669,022	10,142	14,039
Rio Tinto Plc	-	-	-	1,500	213	340
Zazu Metals Corporation	3,400,000	646	799	3,400,000	646	1,003
		10,788	31,552		11,001	15,382

During the nine months ended September 30, 2010, the Company sold 3,000 shares of Rio Tinto Plc for net proceeds of $301,767.  The Company recognized a gain of $79,405 on the sale of the shares.

7.	Other long-term assets

Other long-term assets of $525,000 (December 31, 2009 - $525,000) consist of reclamation security deposits that the Company has lodged with government agencies as security in support of certain reclamation obligations.

8.           Restricted Cash

The Company has $608,820 (December 31, 2009 - $214,000) of restricted cash on hand.  $214,000 is restricted as security for a letter of guarantee issued by a financial institution, to secure performance by the Company of certain obligations pursuant to an authorization to carry out road repairs adjacent to the Prairie Creek Mine Property granted by the Department of Fisheries and Oceans Canada (“DFO”) (see Notes 9 and 18).  The remaining balance of $394,820 is restricted as security for drilling equipment, transported to the Prairie Creek Mine Property and owned by a third party(Note 18).

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

9.           Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property.

	September 30, 2010	December 31, 2009
Acquisition costs:
- mining lands	$3,158	$3,158
- plant and mill	500	500
	3,658	3,658
Asset retirement obligation	1,395	1,395
	$5,053	$5,053

The asset retirement obligation balance (which relates entirely to Prairie Creek) included within resource interests represents the “asset” portion of amounts initially recorded to correspond with the asset retirement obligation liability (see Note 12).  This asset amount is amortized over the useful life of the asset to which it relates.  To date, no amortization has been recorded on the asset retirement obligation asset.

Prairie Creek Mine

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada.  The Company holds various licences and permits required in order to maintain and perform current activities at the Prairie Creek Mine site.  A summary of permits and licences granted to the Company since January 1, 2008 is noted below.

On March 20, 2008, the Mackenzie Valley Land and Water Board (“MVLWB”) issued a Type B Water Licence (MV2007L8-0026) to permit remediation of a portion of the winter road.  The Water Licence is valid for five years to March 20, 2013.

In June 2008, the Company entered into a letter of guarantee in the amount of $214,000 in favour of the Department of Fisheries and Oceans Canada (“DFO”) to secure performance by the Company of certain obligations pursuant to an authorization from DFO dated July 15, 2008, to perform certain road repairs in proximity to the Prairie Creek Mine site.

In September 2008, the MVLWB granted a two year extension to the Company’s Land Use Permit (MV2001C0023) to September 9, 2010 and a five year renewal of the Company’s Water Licence (MV2001L2-0003) to September 9, 2013.

In June 2008, the Company submitted applications for land use and water permits to the MVLWB for the operation of the Prairie Creek Mine.  These permit applications were subsequently referred to Environmental Assessment under the Mackenzie Valley Environmental Impact Review Board.  In March 2010, the Company submitted its Developers Assessment Report to the Review Board and following its acceptance, the Environmental Assessment proceeded with the first round of Information Requests received in July 2010.  The Company’s responses to the Information Requests were submitted to the Review Board on September 13, 2010.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

10.           Mineral Exploration and Development Costs

The Company’s costs relating to activities at the Prairie Creek Mine for the three and nine months ended September 30, 2010 and 2009 respectively are:

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Prairie Creek
Assaying and metallurgical studies	$22	$12	$29	$39
Camp operation and project development	316	280	518	509
Drilling and underground exploration	1,770	-	1,770	-
Insurance, lease rental	22	16	48	58
Permitting and environmental	339	469	885	725
Transportation and travel	17	33	44	60
	2,486	810	3,294	1,391

Depreciation – mining plant and equipment	36	45	99	132
Asset retirement accretion	20	19	60	57
	56	64	159	189

Tuvatu Gold Project	-	312	-	585

Total mineral exploration and development costs for the period	2,542	1,186	3,453	2,165
Mineral exploration and development costs, beginning of period	39,164	36,972	38,253	35,993
Mineral exploration and development costs, end of period	$41,706	$38,158	$41,706	$38,158

11.           Plant and Equipment

	September 30, 2010			December 31, 2009
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Mining equipment	1,134	775	359	1,084	680	404
Pilot plant	108	98	10	108	95	13
Furniture, fixtures & equipment	147	110	37	138	102	36
Leasehold improvements	60	39	21	60	30	30
	1,449	1,022	427	1,390	907	483

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

12.           Asset Retirement Obligation

Although the ultimate amount of the asset retirement obligation is uncertain, the fair value estimate of these obligations, including the Company’s obligations to undertake site reclamation and remediation in connection with its Prairie Creek Mine Site infrastructure and development and applicable regulations, is based on information currently available.

The total undiscounted amount of the estimated cash flows required to settle the Company’s reclamation and remediation obligations, as at September 30, 2010, is estimated to be $2.383 million (December 31, 2009 - $2.383 million).  While it is anticipated that some expenditures will be incurred during the life of the operation to which they relate (should mining activity commence), a significant component of this expenditure will only be incurred at the end of the mine life.

The fair value of the estimated cash flows has been estimated at $1.298 million as at September 30, 2010 (December 31, 2009 - $1.238 million).  In determining the fair value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 2%, a credit-adjusted risk-free discount rate of 6.5% and a weighted average useful life of production facilities and equipment of at least ten years.  Elements of uncertainty in estimating this amount include changes in the projected mine life, reclamation expenditures incurred during ongoing operations and reclamation and remediation requirements and alternatives.

A summary of the Company’s provision for asset retirement obligation and reclamation is presented below:

	Nine months ended September 30, 2010	Year ended December 31, 2009
Balance – beginning of period	$1,238	$1,162
Accretion	60	76
Balance – end of period	$1,298	$1,238

13.	Share Capital

Authorized: Unlimited common shares with no par value (December 31, 2009 – unlimited).

Issued and outstanding: 125,766,813 common shares (December 31, 2009 – 118,900,563).

Effective June 1, 2010, the Company renewed its normal course issuer bid (the “Bid”) pursuant to which the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company. The Bid may be carried out from June 1, 2010 for a period of up to one year. Pursuant to TSX policies, daily purchases made by the Company under the Bid may not exceed 33,038 common shares, subject to certain prescribed exceptions. All common shares purchased pursuant to the Bid will be cancelled and returned to treasury.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

13.	Share Capital (continued)

On June 30, 2010, the Company completed a brokered private placement for total proceeds of $2,500,000 ($2,244,000 net of issuance costs) consisting of 6,250,000 in Flow-Through Shares at $0.40 per share, which must be used for qualifying exploration expenditures.  In consideration of the agent’s services in connection with the private placement, the agents were paid an aggregate cash fee equal to 7% of the gross proceeds raised. In addition, the agents received broker warrants exercisable for common shares of the Company equal in number to 10% of the Flow-Through Common Shares issued. The broker warrants entitle the holder to purchase one common share at a price of $0.40 per common share until June 30, 2012 (see Note 14).

Under Canadian GAAP, when flow-through shares are issued they are recorded based on proceeds received. Upon filing the renouncement documents with the tax authorities, a future tax liability is recognized and shareholders’ equity is reduced for the tax effect of expenditures renounced to subscribers.  Under U.S. GAAP, the proceeds from the issuance of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance. A liability is recorded for this difference and is reversed when tax benefits are renounced. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the tax pools. Additionally, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash under U.S. GAAP (see Note 18).

14.           Stock Options and Warrants

(a)           Stock Options

At September 30, 2010 there were 8,080,000 incentive stock options outstanding all of which were granted under the 2004 Rolling Stock Option Plan. At the Annual General Meeting held on June 16, 2010, shareholders approved the adoption of a new incentive stock option plan (the “2010 Plan“). The 2010 Plan is a fixed share stock option plan pursuant to which options on up to 6,000,000 common shares may be issued to directors, officers, employees and service providers of the Company.  No new stock options will be granted under the 2004 Plan, which is a 10% rolling stock option plan, but the 8,080,000 stock options currently outstanding under the 2004 Plan will remain outstanding and subject to that plan.  Stock options will only be granted under the 2010 Stock Option Plan to the extent that the aggregate number of options outstanding under the 2010 Plan and the 2004 Plan does not exceed 6,000,000.  As the Company currently has 8,080,000 options outstanding, the Company will not grant options under the 2010 Plan until such time as this number of options outstanding falls below 6,000,000.

Under the 2010 Plan, each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board.  The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the Toronto Stock Exchange on the day of grant.

Each stock option is exercisable for one ordinary share of the Company.  No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

14.           Stock Options and Warrants (continued)

(a)           Stock Options (continued)

A summary of the Company’s options at September 30, 2010 and 2009 and the changes for the three and nine month periods then ended are presented below:

	Three Months Ended September 30,
	2010		2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	9,090,000	$0.45	6,740,000	$0.50
Exercised	(616,250)	0.23	-	-
Cancelled / expired	(393,750)	0.89	(90,000)	0.62
Outstanding, end of period	8,080,000	$0.44	6,650,000	$0.50

	Nine Months Ended September 30,
	2010		2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	6,650,000	$0.50	4,205,000	$0.73
Granted	4,930,000	0.45	2,905,000	0.23
Exercised	(616,250)	0.23	-	-
Cancelled / expired	(2,883,750)	0.64	(460,000)	0.86
Outstanding, end of period	8,080,000	$0.44	6,650,000	$0.50

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

14.           Stock Options and Warrants (continued)

(a)           Stock Options (continued)

As at September 30, 2010, the Company had outstanding stock options, with a weighted average remaining contractual life of 3.91 years, to purchase an aggregate 8,080,000 common shares, of which 5,962,500 were exercisable at that date, as follows:

Options Outstanding			Options Exercisable
Number	Weighted Average Exercise Price	Expiry Date	Number	Weighted Average Exercise Price
70,000	0.89	June 27, 2011	70,000	0.89
800,000	0.90	December 13, 2011	800,000	0.90
75,000	0.94	October 15, 2012	75,000	0.94
2,255,000	0.23	March 27, 2014	2,255,000	0.23
4,880,000	0.45	May 12, 2015	2,762,500	0.45
8,080,000	$0.44		5,962,500	$0.44

During the nine months ended September 30, 2010, 2,883,750 stock options with a weighted average exercise price of $0.64 per share expired or were cancelled and 4,930,000 stock options, exercisable at $0.45 per share, were granted of which 2,460,000 options vested immediately and 2,470,000 options will vest as to one eighth quarterly over the following two years from grant date.

During the three months ended September 30, 2010, 616,250 stock options with a weighted average exercise price of $0.23 were exercised for proceeds of $142,000.

For the nine months ended September 30, 2010, using the fair value method for stock-based compensation, the Company recorded charges of $1,016,000, for stock options granted to directors, officers, employees and service providers.  These amounts were determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Dividend Yield	0%
Risk free interest rate	1.84% to 2.44%
Expected life	3.5 to 4.5 years
Expected volatility	79.4% to 80.6%

The cumulative expense recognized for the options granted is charged on a graded method over the vesting period and reflects (i) the extent to which the vesting period has expired and (ii) the Company’s best estimate of the number of equity instruments that will ultimately vest.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

14.           Stock Options and Warrants (continued)

 (b)           Warrants

As at September 30, 2010, the Company had outstanding and exercisable warrants to purchase an aggregate of 625,000 common shares of the Company.  A summary of the Company’s warrants issued and outstanding as at September 30, 2010 and the changes for the three and nine month period then ended is presented below:

	Nine Months Ended September 30,
	2010		2009
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of period	-	$-	5,882,500	$1.20
Granted	625,000	0.40	-	-
Expired	-	-	(5,882,500)	1.20
Outstanding, end of period	625,000	$0.40	-	$-

On June 30, 2010, the Company issued 625,000 warrants exercisable at a price of $0.40 per share for a period of two years.  The warrants were issued in connection with the private placement (Note 13) and had a fair value at the date of issue of $114,000.  The fair value of the warrants is recorded as a share issuance cost.  The Company determined the fair value of the warrants based upon a Black-Scholes model using the following assumptions: expected life of 23 months, expected volatility 89.12%, risk free interest rate 1.50%, dividend yield of 0%.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

14.           Stock Options and Warrants (continued)

(c)           Contributed Surplus

A summary of the contributed surplus account is presented below:

	Options	Warrants	Unexercised Options and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2008	$2,036	$4,015	$1,725	$578	$8,354
Stock-based compensation	217	-	-	-	217
Stock options cancelled/expired	(252)	-	252	-	-
Shares cancelled under normal course issuer bid	-	-	-	26	26
Warrants expired	-	(4,015)	4,015	-	-
Balance, September 30, 2009	$2,001	$-	$5,992	$604	$8,597
Stock-based compensation	71	-	-	-	71
Stock options cancelled/expired	(34)	-	34	-	-
Balance, December 31, 2009	$2,038	$-	$6,026	$604	$8,668
Stock-based compensation	1,016	-	-	-	1,016
Stock options exercised	(63)	-	-	-	(63)
Stock options cancelled/expired	(1,155)	-	1,155	-	-
Balance, September 30, 2010	$1,836	$-	$7,181	$604	$9,621

15.           Capital Management

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital.  As the Company is in the exploration and development stage, its principal source of funds for its operations is from the issuance of common shares.  The issuance of common shares requires approval of the Board of Directors.  It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its Prairie Creek project for the benefit of its stakeholders.  The Company uses stock options primarily to retain and provide future incentives to key employees and members of the management team.  The granting of stock options is primarily determined by the Compensation Committee of the Board of Directors.

In 2009, the Company acquired shares in Vatukuola Gold Mines Plc and Zazu Metals Corporation as part of its strategic investments to increase shareholder value (see Note 6).

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

16.           Related Party Transactions

The Company incurred rent expense with a corporation with a common director of the Company in the amount of $18,000 (nine months ended September 30, 2009 - $18,000).  These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties.

17.           Financial Instruments

(a)	Categories of financial assets and financial liabilities

Under Canadian GAAP financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities.  The carrying values of the Company’s financial instruments, which are the same as their fair values, are classified into the following categories:

	Category	Sept. 30, 2010	Dec. 31, 2009
Cash and cash equivalents	Designated held for trading	$4,165	$5,197
Short-term investments	Designated held for trading	1,128	2,246
Marketable securities	Designated held for trading	31,552	15,382
Other receivables and prepaid expenses	Loans and receivables	324	52
Restricted cash	Designated held for trading	609	214
Accounts payable and accrued liabilities	Other liabilities	$(664)	$(401)

The recorded amounts for other cash and cash equivalents, other receivables, accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company has designated its cash and cash equivalents, short-term investments, marketable securities and restricted cash as held for trading assets.

During the nine months ended September 30, 2010, the Company recorded a gain on its marketable securities (designated as held for trading) of $16.473 million (nine months ended September 30, 2009 – $759,000). During the three months ended September 30, 2010, the Company recorded a gain on its marketable securities (designated as held for trading) of $11.417 million (three months ended September 30, 2009 – loss of $91,000).

Investment income consists of interest earned on cash, cash equivalents and short-term investments of $33,000 (nine months ended September 30, 2009 - $199,000) and dividend income from marketable securities of $3,000 (nine months ended September 30, 2009 - $29,000).

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

17.           Financial Instruments (continued)

(b)	Fair Value Measurements

The fair value of financial instruments is measured within a ‘fair value hierarchy’ which has the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table summarizes the classification of the Company’s financial instruments within the fair value hierarchy:

	September 30, 2010				December 31, 2009
	Level 1 $	Level 2 $	Level 3 $	Total $	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	4,165	-	-	4,165	5,197	-	-	5,197
Short-term investments	1,128	-	-	1,128	2,246	-	-	2,246
Marketable securities	31,552	-	-	31,552	15,382	-	-	15,382
Restricted cash	609	-	-	609	214	-	-	214

(c)	Market risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets.  Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change.  Based upon the Company’s portfolio at September 30, 2010, a 10% increase or decrease in the market price of the securities held, ignoring any foreign currency risk which is described below, would have resulted in an increase (or decrease) to net income of approximately $3.155 million.

(d)	Interest rate risk

Included in net income for the nine months ended September 30, 2010 is investment income on the Company’s cash and cash equivalents and short-term investments.  If interest rates throughout the period had been 100 basis points (1%) higher the net income would have been approximately $54,000 higher.  The Company does not have any debt obligations which expose it to interest rate risk.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

17.           Financial Instruments (continued)

(e)	Foreign currency risk

The Company holds certain marketable securities and cash from the sale of marketable securities that are denominated in U.S. dollars and which, as held for trading assets, impact the Company’s net income (loss) as a result of being marked to market at each reporting period.  The Company estimates that, based upon the cash and marketable securities held at September 30, 2010, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian and U.S. dollar, the Company’s net income would be approximately $8,000 higher (or lower).  The Company also holds marketable securities denominated in U.K. pounds sterling.  Based upon the marketable securities held at September 30, 2010, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income would be approximately $190,000 higher (or lower).

(f)	Credit risk

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash.  The total value of these items at September 30, 2010 is $37.454 million.  Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation.  The Company has never held any asset-backed paper instruments.  The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions.  Accordingly, the Company believes that it is exposed to minimal credit risks at the current time, although the current concerns surrounding financial institutions globally have increased the risk of a credit default by a major bank impacting the Company.  At September 30, 2010, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested in three financial institutions.

(g)	Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due.  As at September 30, 2010, the Company had positive working capital of $36.505 million.  Accordingly, the Company is able to meet its current obligations and has minimal liquidity risk.  However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine site and bring the mine into production.  Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to the Financial Statements
September 30, 2010
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

18.           Commitments

(a)	The Company has entered into operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

	Office Leases	Office equipment	Total
3 months ending December 31, 2010	$38	$1	$39
Year ending December 31, 2011	152	5	157
Year ending December 31, 2012	83	5	88
Year ending December 31, 2013	-	5	5
	$273	$16	$289

(b)
The Company has a letter of guarantee outstanding in the amount of $214,000 as security for the Company fulfilling certain obligations pursuant to an Authorization granted by DFO relating to road repairs in proximity to the Prairie Creek Mine Site (see Notes 8 and 9).

(c)
During the quarter ended September 30, 2010, the Company contracted a third party to undertake a deep-hole diamond drill exploration program at the Prairie Creek Mine.  The Company has placed $394,720 in trust as security for the drilling equipment transported to the site and has the option to purchase the drilling equipment.

(d)
The Company is partially financed through the issuance of flow-through shares, requiring that the Company spend the proceeds for qualified mineral exploration expenses. Tax rules regarding flow-through investments set deadlines for carrying out the exploration work, subject to penalties if the conditions are not respected. The Company has until December 31, 2011 to make qualified mineral exploration expenses before being subject to penalties.

EXHIBIT LIST

31	CEO certificate
32	CFO certificate
99.1	Management’s Discussion and Analysis November 8, 2010
99.2	News Release – October 25, 2010
99.3	News Release – November 8, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: December 1, 2010	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman